U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File Number 1-12432

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

American Power Conversion Corporation Consolidated 401(k) Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American Power Conversion Corporation

132 Fairgrounds Road

West Kingston, Rhode Island  02892

REQUIRED INFORMATION

A.	Financial Statements and Schedules

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits as of December 31, 2004 and 2003

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2004 and 2003

Notes to Financial Statements

Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 2004

B.	Exhibit Listing

	Exhibit Number	Description

	23	Consent of Independent Registered Public Accounting Firm

AMERICAN POWER CONVERSION CORPORATION
 Consolidated 401(k) PLAN

Financial Statements and Schedule

December 31, 2004 and 2003

(With Independent Auditors’ Report Thereon)

AMERICAN POWER CONVERSION CORPORATION
CONSOLIDATED 401(k) PLAN

December 31, 2004 and 2003

Note:      Certain schedules as required by Section 103(b)(3) of the Employee Retirement Income Security Act of 1974, have not been included herein as the information is not applicable.

Report of Independent Registered Public Accounting Firm

The Consolidated 401(k) Plan Committee
American Power Conversion Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the American Power Conversion Corporation Consolidated 401(k) Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the American Power Conversion Corporation Consolidated 401(k) Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of December 31, 2004, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Providence, Rhode Island
May 27, 2005

AMERICAN POWER CONVERSION CORPORATION

CONSOLIDATED 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

	2004	2003
Cash	$491,602	34,600
Receivables:
Employer’s contribution	459,860	290,119
Accrued income	32,022	30,016
	983,484	354,735

Investments (note 3):
American Power Conversion Corporation common stock	124,414,823	145,042,318
Investments in common/collective trusts:
Merrill Lynch Equity Index Trust 1	4,261,038	3,347,376
Merrill Lynch Retirement Preservation Trust	4,315,983	3,347,726
	132,991,844	151,737,420

Mutual Funds:
Merrill Lynch Equity Dividend Fund Class 1	4,129,213	2,618,186
Merrill Lynch Fundamental Growth Fund Class 1	5,131,767	4,059,880
Massachusetts Investors Growth Stock Fund Class A	3,934,609	3,262,392
Pimco Total Return Fund Class A	3,454,279	2,675,646
MFS New Discovery Fund Class A	3,481,748	2,831,099
Ariel Fund	5,620,316	2,563,063
Templeton Foreign Fund	4,643,478	2,865,631
Merrill Lynch Basic Value Fund Class 1	5,881,774	4,249,914
	36,277,184	25,125,811
Loans to participants	1,678,272	1,269,204
Total investments	170,947,300	178,132,435
Net assets available for plan benefits	$171,930,784	178,487,170

See accompanying notes to financial statements.

AMERICAN POWER CONVERSION CORPORATION

CONSOLIDATED 401(k) PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions (deductions) to net assets attributed to:
Investment income (loss):
Net realized gain (loss)	$(1,311,414)	4,479,224
Net unrealized gain (loss)	(14,927,478)	50,812,366
Interest	86,579	48,850
Dividends	2,234,022	971,284
	(13,918,291)	56,311,724
Contributions:
Participants	8,538,059	6,993,274
Employer	4,508,966	3,754,420
	13,047,025	10,747,694
Transfers in (note 1)	—	83,333,837
Total additions (deductions)	(871,266)	150,393,255
Deductions from net assets attributed to:
Distributions paid to participants	5,679,653	5,196,842
Total deductions	5,679,653	5,196,842
Net (decrease) increase prior to other	(6,550,919)	145,196,413
Other	(5,467)	(5,386)
Net (decrease) increase in net assets available for benefits	(6,556,386)	145,191,027
Net assets available for benefits:
Beginning of year	178,487,170	33,296,143
End of year	$171,930,784	178,487,170

See accompanying notes to financial statements.

AMERICAN POWER CONVERSION CORPORATION

CONSOLIDATED 401(K) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)                     Description of Plan

The following brief description of the American Power Conversion Corporation Consolidated 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

In December 2002, the Board of Directors of the Company voted to merge the assets of the American Power Conversion Employee Stock Ownership Plan (ESOP) into the American Power Conversion Corporation 401(k) Plan during the 2003 Plan year. During May 2003, the participants of the ESOP were notified of the anticipated merger. On July 1, 2003, the assets of the ESOP totaling $83,333,837 were transferred to the Plan.

Effective July 1, 2003, the Company amended and restated the Plan in its entirety to reflect the merger of the ESOP and renamed the Plan as the American Power Conversion Corporation Consolidated 401(k) Plan.

(a)                      General

The Plan is a qualified defined contribution plan covering American Power Conversion Corporation (the Company) employees who have completed at least 30 days of service with the Company. The Plan covers all U.S. employees working for the Company and the Participating Affiliates, APC America, Inc., APC Sales and Service Corporation, Systems Enhancement Corporation, APC DC Network Solutions, Inc. and ABL Electronics Corp. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)                      Contributions

An employee may elect to contribute pre-tax savings subject to a maximum of 80% of annual compensation or the dollar limit established by the IRS ($13,000 for 2004 and $12,000 for 2003), whichever is less. In 2003, contributions were also limited to a maximum of 15% of compensation per pay period. The Company may match this salary savings contribution at a rate of up to 100% of the first 3%, up to 50% of the next 3% of the participant’s salary and bonus compensation, excluding commissions, incentive compensation, taxable fringe benefits, moving expenses, auto and other allowances, and disqualifying dispositions of Company stock. A maximum of 6% per participant contributions are subject to employer match. The Company may also make discretionary profit-sharing contributions to the Plan. All employer matching and profit-sharing contributions are deposited to the American Power Conversion Corporation Common Stock Fund. Additional deferrals, “catch-up contributions”, are available for eligible participants aged 50 or over at the end of the Plan year ($3,000 for 2004 and $2,000 for 2003). The catch-up contributions are not eligible for 401(k) matching.

There were no discretionary contributions made for the 2004 or 2003 Plan years.

(c)                       Vesting

Participants are fully vested to the extent of their salary savings contributions and earnings on those contributions. Participants are immediately vested in employer matching contributions and the related earnings. However, any discretionary (profit-sharing) contributions vest on a schedule of

25% after 2 years of service, and an additional 25% per year thereafter until 100% vesting is reached after 5 years of service.

(d)                      Loans to Participants

Participants may borrow from their vested account balance under certain circumstances as provided in the Plan agreement. The minimum loan amount is $1,000 and participants may borrow the lesser of 50% of their vested account balance or $50,000. Interest on loans is charged at the prevailing commercial interest rate for loans of a similar type (prime plus 1%) with a repayment term not to exceed five years. This term can be extended if the loan is used for the purchase of the participant’s primary residence. A participant may not have more than one loan outstanding at any time.

(e)                       Payment of Account Balances

Upon termination from the Plan, a participant’s vested accrued balance in his or her account shall be distributed as a single lump-sum payment. Distributions may also be made in cash or in kind, or part cash and part in kind.

(f)                         Hardship Withdrawal

The Plan provides for hardship withdrawals, as defined by the Plan, from the participant’s account. Participants who take a hardship withdrawal must be suspended from contributing to the Plan for a period of 6 months following the date of the withdrawal.

(g)                      Forfeitures

Prior to the merger of the ESOP and Plan, forfeitures related to discretionary contributions were allocated to remaining participants in the succeeding plan year in the ratio that the compensation of each participant for the plan year bears to the total compensation of all participants entitled to share in the contributions so long as the forfeiture allocation group meets the requirements of Code Section 410(b). If the forfeiture allocation group does not meet the requirements of Code Section 410(b), then the trustee shall allocate nonhighly compensated participants in the forfeiture allocation group an amount in the ratio that such compensation of each nonhighly compensated participant in the group bears to the total compensation of all nonhighly compensated participants. No forfeiture allocations are made to highly compensated employees.

Subsequent to the merger of the ESOP and Plan, forfeitures are utilized to: (i) reinstate previously forfeited account balances of former participants; (ii) satisfy administrative expenses; and (iii)  reduce subsequent Company contributions.

(h)                      Diversification Out of Company Stock

Subsequent to the merger of the ESOP and Plan, 50% of the number of shares held in a participant ESOP account on the date of the merger became diversifiable shares (ESOP Unrestricted Source). The other 50% of the participant’s ESOP account will remain invested in APC Stock indefinitely (ESOP Restricted Source) or until the participant reaches age 55 and has 10 years of APCC service.

The company stock in all other sources: company match, employee contributions, dividends, profit sharing, can be diversified each quarter during the APCC open stock trading window periods. The diversification is at the full discretion of the participant.

(2)                     Summary of Significant Accounting Policies

(a)                      Basis of Presentation

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

(b)                      Investments

Investments are stated at aggregate fair market values. Loans are valued at cost, which approximates fair value. Quoted market prices are used to value investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(c)                       Expenses

All expenses of the Plan are paid by the Company in accordance with the Plan agreement, with the exception of loan set-up fees, which are paid by each participant receiving a loan, and are paid out of the participant’s account. In 2004 and 2003, administrative expenses are included in the “Statement of Changes in Net Assets Available for Plan Benefits” under the heading “Other”.

(d)                      Payment of Account Balances

Distributions are recorded when paid.

(3)                     Investments

During the 2004 and 2003 plan years, the Plan’s investments were held in trust and managed by Merrill Lynch (note 9). Participants may direct employer and employee contributions into any of the investment options listed below. The following table summarizes the investments held by Merrill Lynch at December 31, 2004 and 2003. Investments representing 5% or more of net assets available for plan benefits are indicated by an asterisk (*).

	2004			2003
	Number of	Fair market		Number of	Fair market
	shares	value		shares	value
American Power Conversion Corporation common stock (note 4)	5,813,777	$124,414,823	*	5,920,095	$145,042,318	*
Merrill Lynch Equity Index Trust 1	47,931	4,261,038		41,644	3,347,376
Merrill Lynch Retirement Preservation Trust	4,315,983	4,315,983		3,347,726	3,347,726
Merrill Lynch Fundamental Growth Fund Class 1	290,258	5,131,767		245,162	4,059,880
Pimco Total Return Fund Class A	323,737	3,454,279		249,827	2,675,646
MFS New Discovery Fund Class A	212,302	3,481,748		184,436	2,831,099
Ariel Fund	105,705	5,620,316		56,805	2,563,063
Merrill Lynch Equity Dividend Fund Class 1	289,363	4,129,213		208,123	2,618,186
Templeton Foreign Fund	377,519	4,643,478		269,326	2,865,631
Massachusetts Investors Growth Stock Fund Class A	318,334	3,934,609		288,197	3,262,392
Merrill Lynch Basic Value Fund Class 1	184,845	5,881,774		139,068	4,249,914

A brief description of each current fund’s investment objective follows:

Merrill Lynch Equity Index Trust 1 invests primarily in a portfolio of equity securities designed to match the performance of the S&P 500 Index.

Merrill Lynch Retirement Preservation Trust seeks to provide preservation of capital, liquidity, and current income at levels that are typically higher than those provided by money market funds.

Merrill Lynch Fundamental Growth Fund Class 1 seeks long-term growth of capital by investing in a diversified portfolio of equity securities, placing particular emphasis on companies that have exhibited above-average growth rates in earnings.

Pimco Total Return Fund Class A seeks to maximize total return, consistent with preservation of capital and prudent investment management. Under normal circumstances, the Fund invests at least 65% of its total assets in a diversified portfolio of fixed-income securities of varying maturities.

MFS New Discovery Fund Class A seeks capital appreciation by investing at least 65% of its total assets in U.S. or foreign companies that Fund management believes offer superior prospects for growth.

Ariel Fund seeks long-term capital appreciation by investing in companies with market capitalization primarily under $1.5 billion at the time of investment, with an emphasis on small-cap stocks.

Merrill Lynch Equity Dividend Fund Class 1 provides shareholders with long-term total return by investing primarily in a diversified portfolio of dividend-paying common stocks that yield more than the S&P 500 Index. Total return is the aggregate of income and capital value changes.

Templeton Foreign Fund seeks to achieve long-term capital growth through a flexible policy of investing in the equity and debt securities of companies and governments outside the U.S. Although the Fund primarily invests in common stocks, it also may invest in preferred stocks and certain debt securities, rated or unrated.

Massachusetts Investors Growth Stock Fund Class A seeks to provide long-term growth of capital and future income rather than current income. The fund may invest up to 50% of its total assets in foreign securities, including securities of issuers located in developing markets.

Merrill Lynch Basic Value Fund Class 1 seeks capital appreciation, and secondarily, income, by investing primarily in equities that appear to be undervalued.

American Power Conversion Corporation common stock is offered to Plan participants as an additional investment option. Merrill Lynch purchases the shares in the open market at the time employee contributions are received. The timing of all stock transactions is subject to the availability of American Power Conversion Corporation common stock on the open market, and prices are set by the market.

(4)                     Nonparticipant-Directed Investments

The employer matching contribution is entirely directed to purchasing shares of common stock of American Power Conversion Corporation. However, the participant may reallocate this investment to any of the other funds in the Plan restricted only by the closed employee stock trading periods. Furthermore, employees may elect to direct a portion of their 401(k) contribution towards purchasing shares of common stock of American Power Conversion Corporation.

Information about the net assets and the components of the changes in net assets relating to shares of common stock of American Power Conversion Corporation and the related employer contribution receivable is as follows:

	December 31
	2004	2003
Net assets:
American Power Conversion Corporation common stock	$124,874,719	145,332,595
Changes in net assets:
Contributions	$5,280,000	4,358,652
Net realized (losses) gains	(1,394,360)	4,249,188
Net unrealized (losses) gains	(17,799,355)	46,116,530
Benefits paid to participants	(4,217,095)	(3,860,797)
Interest on outstanding participant loans	10,675	7,903
Dividends	1,325,904	625,171
Other	26	(485)
Net interfund transfer out	(3,728,720)	(4,451,265)
Transfer in from ESOP	—	83,333,837
Loan repayments	65,049	84,459
(Decrease) increase in net assets	$(20,457,876)	130,463,193

(5)                     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be fully vested in their accounts.

(6)                     Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 30, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

(7)                     Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan, for the 2004 and 2003 Plan year, and, therefore, these transactions qualify as party-in-interest transactions.

(8)                     Realized/Unrealized Gains and Losses

Net realized and unrealized gains (losses) by investment type for the year ended December 31, 2004 and 2003 were comprised of the following:

	2004		2003
	Realized	Unrealized	Realized	Unrealized
Common stock	$(1,394,359)	(17,799,355)	4,249,188	46,116,530
Common/collective trusts	19,502	369,945	16,910	628,797
Mutual funds	63,443	2,501,932	213,126	4,067,039
Total	$(1,311,414)	(14,927,478)	4,479,224	50,812,366

(9)                     Subsequent Event

On April 14, 2005, the Trustee as defined by the Plan, was changed from Merrill Lynch to Fidelity Investments.

AMERICAN POWER CONVERSION CORPORATION

CONSOLIDATED 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer, borrower, lessor,			Current
or similar party	Description of investment	Cost	value
*American Power Conversion Corp.	Common Stock	$35,198,910	$124,414,823
*Merrill Lynch	Equity Index Trust 1	3,778,190	4,261,038
*Merrill Lynch	Retirement Preservation Trust	4,315,940	4,315,983
*Merrill Lynch	Fundamental Growth Fund Class 1	5,611,125	5,131,767
Massachusetts	Investors Growth Stock Fund Class A	4,084,395	3,934,609
Templeton	Foreign Fund	3,792,664	4,643,478
Pimco	Total Return Fund Class A	3,472,633	3,454,279
MFS	New Discovery Fund Class A	3,180,587	3,481,748
Ariel	Ariel Fund	4,818,092	5,620,316
*Merrill Lynch	Basic Value Fund Class 1	5,611,244	5,881,774
*Merrill Lynch	Equity Dividend Fund Class 1	3,591,798	4,129,213
*Loans to participants (225 loans)	Various loans with interest rates of 5.00% to 10.5%	1,678,272	1,678,272
			$170,947,300

* Indicates a party-in-interest to the Plan.

See accompanying independent auditors’ report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN POWER CONVERSION CORPORATION CONSOLIDATED 401(K) PLAN

By: American Power Conversion Corporation, Plan Administrator

By: /s/ Richard J. Thompson
Richard J. Thompson,
Senior Vice President, Finance and Administration,
and Chief Financial Officer
June 29, 2005

EXHIBIT INDEX

Exhibit
Number	Description

23	Consent of Independent Registered Public Accounting Firm